

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Steven Fivel
General Counsel
Simon Property Group Acquisition Holdings, Inc.
225 West Washington Street
Indianapolis, Indiana 46204

> **Re: Simon Property Group Acquisition Holdings, Inc.**
> **Form S-1 filed January 29, 2021**
> **File No. 333-252586**

Dear Mr. Fivel:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Form S-1 filed January 29, 2021

Our warrant agreement designates the courts of the City of New York,..., page 57

1.   Please discuss whether claims under the Securities Act are covered by the exclusive forum provision. If claims are required to be made in federal court, discuss that there is uncertainty as to whether a court would enforce such provision, and that stockholders will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations thereunder. Finally, please clarify that Section 22 of the Securities Act provides for concurrent jurisdiction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction